

Mail Stop 4546

November 22, 2016

Paul W. Hoelscher
Executive Vice President and Chief Financial Officer
Connaught House, 1st Floor
1 Burlington Road, Dublin 4, D04 C5Y6, Ireland

> **Re:** **Horizon Pharma plc**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 10-Q for the Quarterly Period Ended September 30, 2016**
> **Filed November 7, 2016**
> **File No. 001-35238**

Dear Mr. Hoelscher:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015
Notes to Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies
Concentration of Credit Risk and Other Risks and Uncertainties, page F-14

1. Please tell us the revenue for each of your top five customers and each other customer with revenues of 10% or more of your total revenue for 2014 and 2015. Tell us your consideration as to disclosing this information pursuant to ASC 280-10-50-42.

Note 14 Segment Reporting and Other Information, page F-28

2. Please explain to us your statement that you operate in one business segment. Reconcile your term business segment to operating segment and reportable segment as used in ASC 280-10. Clarify for us that the Company's business segment is its only operating segment. If not,

please explain. Further, your business section and website discuss three business units (i.e. orphan, primary care and rheumatology) through which you market nine medicines. Please provide us with the following information as it relates to the Company's operating segments, the CODM, and the three business units:

- The title and roles of the Chief Operating Decision Maker (CODM) and each individual who reports to the CODM.
- How often the CODM meets with direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.
- Describe the information regularly provided to the CODM including whether and, if so, to what extent the information includes budgets and discrete information for the business units.
- If budgets are prepared for the business units, explain who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.
- For the business units, describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in the meetings with the CODM to discuss budget-to-actual variances.
- Describe the basis for determining the compensation for each of the individuals that report to the CODM and, for the heads of the business units, the extent to which the determination relates to their respective business unit.

Note 18 Debt Agreement
Convertible Senior Notes, page F-44

3. Please provide us a complete analysis with reference to authoritative literature supporting your accounting for the conversions that occurred in the fourth quarter of 2014 and the first and second quarter of 2015.

Form 10-Q for the Quarterly Period Ended September 30, 2016
Notes to Unaudited Condensed Consolidated Financial Statements
Note 4 Inventories, page 14

4. Describe for us the method by which amounts are removed from inventories (e. g., average cost, first-in, first-out, last-in, first-out, estimated average cost per unit). Regarding the $161.9 million "step-up" in inventory recorded in connection with the Crealta acquisition, tell us the period over which you are amortizing the $161.9 million and how amortization of this "step-up" complies with GAAP and results in stating inventory at the lower of cost using your method by which amounts are removed from inventories or net realizable. Further, tell us the difference at March 31, June 30 and September 30, 2016 between the cost you reflect in your financial statements of the acquired inventory that incorporates amortizing the $161.9 million "step up" and the cost of the acquired inventory had it been based on actual usage using your method by which amounts are removed from inventories.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jacob Luxenburg, Staff Accountant at (202) 551-2339 if you have any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance